UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-10882

Aegon Ltd.

(Translation of registrant’s name into English)

Aegon Limited	Statutory seat	Principal place of business	Bermuda Registrar of
An exempted company with liability limited by shares www.aegon.com	Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On August 25, 2026, Aegon Ltd. (“Aegon”) entered into a voting undertaking agreement (the “Voting Undertaking”) with Vereniging Aegon, its largest shareholder representing approximately 18.4% of the total shareholders’ voting rights that are currently exerciseable. Vereniging Aegon and Aegon entered into the Voting Undertaking in connection with Aegon’s intended change in jurisdiction through a cross-border continuation from Bermuda to Delaware (the “Redomiciliation”). Pursuant to the Voting Undertaking, among other things, Vereniging Aegon has agreed to vote in favor of the Redomiciliation and the adoption of the Aegon Ltd. 2027 Omnibus Incentive Plan at Aegon’s special general meeting of shareholders expected to be held on October 8, 2026.

The foregoing is a brief description of the Voting Undertaking and the terms of the Voting Undertaking, and is subject to and qualified in its entirety by reference to the full text of the Voting Undertaking, which is filed as Exhibit 10.1 to this Report on Form 6-K.

Exhibit Number	Description
10.1	Voting Undertaking dated August 25, 2026

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law In connection with the proposed corporate reorganization that includes, among other things, the Redomiciliation, Aegon will file a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated on October 8, 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500. E-mail: ir@aegon.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: August 26, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel